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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 4

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

☐	Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.	Name and Address of Reporting Person* (Last, First, Middle)	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Friedman, William S.		Tarragon Realty Investors, Inc. (TARR)
	1775 Broadway, 23rd Floor	4.	Statement for (Month/Day/Year)				5.	If Amendment, Date of Original (Month/Day/Year)
			January 21, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Filing (Check Applicable Line)
	New York, NY 10019 (City) (State) (Zip)		☒	Director	☒	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				President/Chief Executive Officer

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2a.	Deemed Execution Date, if any. (Month/Day/Year)	3.	Transaction Code (Instr. 8)		4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned Following Reported Transactions(s) (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

							Code	V		Amount	(A) or (D)	Price

	10% Cumulative Preferred Stock													1,000		I		(1)

	Common Stock													631,293		D

			01/21/03				G			6,000	A	15.94		665,961		I		(2)(3)

														47,446		I		(4)

														150,929		I		(5)

														158,925		I		(6)

														1,699,031		I		(7)

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3a.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)		5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

									Code	V		(A)	(D)

	Stock Options		9.92

			10.75

			12.40

			12.40

			13.23

	Stock Options		10.75

			12.40

			13.23

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10.	Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

	12/17/98	12/31/08		Common Stock	302,500

	12/17/98	12/31/08		Common Stock	90,750

	12/17/98	12/31/08		Common Stock	242,000

	12/17/98	12/31/08		Common Stock	60,500

	12/17/98	12/31/08		Common Stock	60,500				756,250		D(8)

	12/17/98	12/31/08		Common Stock	90,750

	12/17/98	12/31/08		Common Stock	60,500

	12/17/98	12/31/08		Common Stock	60,500				211,750		I		(9)

Explanation of Responses:

1. 10% Cumulative Preferred Stock held by Lucy N. Friedman, spouse of William S. Friedman.

2. Reflects a gift of 6,000 shares to Beachwold Partners, Ltd. from Mrs. Jane P. Norman.

3. Owned by Beachwold Partners, Ltd.

4. Owned by Lucy N. Friedman, as custodian for minor son Samuel Friedman.

5. Owned by Tarragon Capital Corp.

6. Owned by Tarragon Partners, Ltd.

7. Owned by Lucy N. Friedman.

8. Stock Options held by William S. Friedman pursuant to various agreements dated December 17, 1998, but effective for all purposes on November 24, 1998, as adjusted for the 10% stock dividends paid by the Issuer on February 15, 2001 and April 26, 2002.

9. Stock Options held by Lucy N. Friedman pursuant to various agreements dated December 17, 1998, but effective for all purposes on November 24, 1998, as adjusted for the 10% stock dividends paid by the Issuer on February 15, 2001 and April 26, 2002.

/s/ KATHRYN MANSFIELD FOR WILLIAM S. FRIEDMAN	2/19/03
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.

October 30, 2002

U.S. Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC Form 4 Filings Issuer: Tarragon Realty Investors, Inc.

Dear Sir or Madam:

     Please accept this letter as my authorization that the following persons may sign SEC Form 4’s relating to the stock of Tarragon Realty Investors, Inc. on my behalf:

Kathryn Mansfield Erin D. Pickens

     This authorization shall continue in effect until revoked in writing by the undersigned reporting person.

     Please acknowledge receipt of this letter of authorization by date stamping the enclosed copy of this letter and returning it in the self-addressed and stamped envelope provided for your convenience

Very truly yours,

William S. Friedman Reporting Person

Enclosure